

June 16, 2020

Serkan Okandan
Chief Financial Officer
VEON Ltd.
Claude Debussylaan 88
1082 MD, Amsterdam
the Netherlands

      Re: VEON Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2019
          Filed March 13, 2020
          File No. 001-34694

Dear Mr. Okandan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Technology

cc: Joel Trotter